SRCO, C.P.A., Professional Corporation
Certified Public Accountants
14 Wynngate Lane
Amherst, NY 14221
U.S. A
Tel: +1 416 428 1391 & 716 345 3108
Fax: 905 882 9580
Email: info@srco.ca

December 20, 2023

Andréanne M.Cyr, CPA
Vice-President Finances and Administration
Starpax Biopharma Inc.
6615 Rue Abrams
Montréal, QC
H4S 1X9

Dear Andréanne,

This is to confirm that SRCO, C.P.A., Professional Corporation resigns as the auditor's of Starpax Biopharma Inc. effective today. We have reached this decision reluctantly and after substantial deliberation.

We will cooperate with your new auditors. To facilitate that process, please authorize us to make disclosures to your new auditors. Without such authorization, we are ethically prohibited from communicating with others regarding your company's affairs.

We are prepared to help you make a smooth transition with your new auditors.

Yours very truly,

SRCO, C.P.A., Professional Corporation

CERTIFIED PUBLIC ACCOUNTANTS